Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY OR ORGANIZATION	STATE OF INCORPORATION OR FORMATION

DFM, LLC	Delaware
LENSAR, Inc.	Delaware
Noden Pharma Canada ULC	Province of British Columbia
Noden Pharma DAC	Republic of Ireland
Noden Pharma Schweiz GmbH	Basel
Noden Pharma USA, Inc.	Delaware
PDL Investment Holdings, LLC	Delaware